Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

October 30, 2006

Mr. Larry Spirgel,

Assistant Director

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

FIRST AMENDED RESPONSE SUPPLEMENTING

OUR RESPONSE TO ITEM 2

Re: Datameg Corporation

Form 10KSB for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Forms 10-QSB for Fiscal Quarters Ended June 30, 2006

File No. 333-128060

Dear Mr. Spirgel:

I am responding to the Commission’s letter of October 16, 2006. The Company appreciates the Commission’s assistance to comply with applicable disclosure requirements and values this opportunity to enhance the overall disclosures in its filings. As requested in yours, our responses are keyed to your comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)
  You noted that on January 11, 2005, we issued stock for services at "fair value" to Hester/Omni Solutions at $0.18 and $0.07 per share. Fair value would not be different on the same day. Rather, the Company was merely stating that two different stock certificates were issued on January 11, 2005 to Hester/Omni Solutions. One certificate for 1.750 million shares represented shares accrued over time at different daily closing prices that had an average fair value of $0.18. A second certificate for 5 million shares was issued for one vesting at $0.07 per share. Fair value in all cases was based on the relevant daily closing price for our shares.

  You noted that on March 31, 2005 we recorded a transaction described as temporary adjustment to convertible notes which transaction was partial reversed in June 30, 2005. On March 31, 2005, by mistake, we reversed a Paid in Capital entry of $68,000 and returned it to Loans to Shareholders. But there was a mistaken second entry that decreased Loans to Shareholders by $68,000 and increased Convertible Notes Payable by $68,000. To correct the mistakes, in June 30, 2005, we decreased Convertible Notes Payable by $68,000 and increased Paid in Capital by $68,000 thereby netting all transactions in each account to zero.

  Note C. Inventory
  You note that our inventory balance as of December 31, 2005 and June 30, 2006 is $159,788 and $152,478, while your sales revenue for the fiscal year ended December 31, 2005 and fiscal quarters ended June 30, 2006 is only $45,502 and $26,036, respectively. You ask if our inventory is impaired. We find that our inventory and revenue fluctuations in 2005 were proportionate and find that those mentioned by you follow this same pattern. Moreover, inquiry has been made of officers knowledgeable of the status of our inventory and its value and they report that our inventory is not impaired.

  F. Convertible Notes

  You ask why we did not issue stock immediately upon conversion of convertible notes. The notes had an automatic 6 month conversion feature which triggered some conversions. The effect was that April notes would convert at the end of October, May notes in November, etc. While our prior management and accountant are no longer with us, it appears that since the conversions took place in the 4th quarter of 2004, prior management elected to issue stock in the first quarter of 2005, which is in fact what occurred. Current management disagrees with this practice and intends to be more timely in the issuance of stock once the obligation accrues.

  K. Other Liabilities
  You ask why the balances remaining on the balance sheet as of December 31, 2005 do not include the amounts in our footnote disclosure. We have confirmed that our balance sheet does include these amounts but that they did not warrant a separate subentry in the consolidated balance sheet.

  N. Commitments and Contingencies
  You ask why we did not record penalties as of December 31, 2005 and if we had, what the amount of the penalties would have been. We did not record penalties because under North Carolina law, the place where the contract was entered and to be performed, contract penalty clauses are unenforceable. (Knutton v. Cofield, 273 N.C. 355, 361, 160 S.E.2d 29, 34 (1968)) The party claimed penalty shares of 7,579,917 as of December 31, 2005 for a registration payment arrangement (RSA) in the form of a penalty and not as liquidated damages. The closing price for our shares on December 31, 2005 was $0.042 so the penalty would have been $318,357 (7,579,917 x $0.042). FASB 133 governs RSA’s but a final decision as to the valuation of RSA’s has not been reached by EITF 05-4. By the mutual settlement agreement (attached hereto), the claimant abandoned his claim for penalty shares on March 13, 2006. PLEASE MAINTAIN THE CONFIDENTIALITY OF THE SETTLEMENT AGREEMENT WE ARE ATTACHING.

  Note O. Stock Subscription Receivable

  You ask us to tell you why we believe the $420,000 in stock receivables are valid after the investor gave notice that she did not intend to invest further. The investor received stock representing the $420,000 although she never paid for it. The investor refuses and continues to refuse to return said stock certificate. Therefore, we have court enforceable claims against her for payment or rescission and believe the receivable should remain.

  Form 10-QSB for the fiscal quarter ended March 31, 2006

  Item 5. Other Information

  You noted that per footnote (1) that on July 22, 2005, we re-issued an option agreement dated 6/1/05 changing the strike price per share from $0.10 to $0.05. We believe this information to be an erroneous entry as outside the period of the quarterly report. However, the vendor and the company elected a fair value option for valuation of the option agreement (EITF 96-18) because the vendor accepted the options in full payment of his outstanding invoices once the exercise price was reduced. No adjustment was made with the change of exercise price because the fair valuation remained the same.

  Form 10-QSB for the fiscal quarters ended June 30, 2006

  You asked us to tell you how we accounted for reduction in stock options and stock option exercise price on our April 20, 2006 transactions. As to Mr. Benson, who was no longer an employee as of May 2005, pursuant paragraph 5 of FSP FAS 123(R)-1 we are no longer required to recognize or measure employment subsequent modifications. The 5 million share option granting transaction was cancelled in our books. As a subsequent modification, no adjustment was made to the 10 million share option. As of September 30, 2006, the both Benson options were cancelled on our books.

  As to Mr. Gordon, his option grant was not revalued since the options are vested and there was a proportionate reduction in exercise price and the number of option shares. Any valuation change would be de minimis and speculative.

  Contingencies:

  You noted that in some of our standard Stock Purchase Agreements, we granted purchasers stock registration rights including a 2% monthly penalty for delayed registration. You asked us why our legal counsel advised that the penalty was against public policy and is not payable or enforceable.

  The purchase agreement was drafted by prior management and counsel. However, contract penalties are not enforceable under Massachusetts law, the place of the agreements. A-Z Servicenter, Inc. v. Harry Segall, Trustee, 334 Mass. 672, 675 (1956) A liquidate damages provision might have been enforceable, but even that could not justify a rate in excess of the 20% criminal usury rate. Massachusetts General Law 271 Section 49.

  You asked us whether the warrants we issued were also subject to registration rights. They were not.

You also asked us to tell you how we considered the guidance of EITF 05-4 and the different views in Summary No. 1 as to our registration rights. As to the registration of warrants, as stated above, registration did not apply to the warrants under the terms of the purchase agreement.

As to a liquidated damage penalty as to the stock purchase, since the penalty, if enforceable, was payable in stock rather than cash, we believe View C to be most appropriate, to wit:

View C: The registration rights agreement and the financial instrument agreement are separate freestanding agreements and should be accounted for separately. The financial instrument is classified as equity under the provisions of Issue 00-19, and the registration rights agreement is accounted for under FAS 133.

More specifically, we believe that as holders of View C we would classify the financial instrument as equity. The penalty provision, which is an obligation to issue a variable number of shares, would be accounted for as a liability, in accordance with paragraph 12(b) of FAS 150.

In connection with the Commission’s letter of October 16, 2006, the Company acknowledges that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

James Murphy

Chairman & CEO

Datameg Corporation